April 24, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention:	Ameen Hamady
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	AI Transportation Acquisition Corp
Registration Statement on Form S-1
Filed March 15, 2023
File No. 333-270558

Dear Ladies and Gentlemen,

On behalf of our client, AI TRANSPORTATION ACQUISITION CORP (the “Company”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated April 10, 2023, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the Staff of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. Please prominently disclose the legal and operational risks associated with the Sponsor being located in and a majority of your executive officers and/or directors being located in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page of the Registration Statement, on page 78 of the Risk Factors and is referenced under the heading, “Risks Related to Acquiring or Operating Businesses in the PRC,” on page 42.

Summary, page 2

2. Disclose each permission or approval that you, your sponsor or your officers and directors are required to obtain from Chinese authorities to search for a target company and to offer the securities being registered. State whether you, your sponsor or your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your sponsor or your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you, your sponsor or your directors and officers are required to obtain such permissions or approvals in the future.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on pages 5, 42 and 75-76 of the Registration Statement.

Risk Factors, page 44

3. We note disclosure in your risk factor on page 47 that your sponsor, officers, directors, advisors or their affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. It is unclear how purchases by your sponsor, officers, directors, advisors or their affiliates from public stockholders for the purpose of voting those shares in favor of a proposed business combination would comply with the requirements of Rule 14e-5 under the Exchange Act. Please clarify. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance. We also note similar disclosure on page 31.

Response: In response to the Staff’s comment, the Company set forth its procedures on pages 31 and 121 of the Registration Statement to detail how, in the event it were to purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.

4. Please revise the first risk factor on page 53 relating to the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022 to disclose, if applicable, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,
●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on page 53 of the Registration Statement.

5. Please revise the last risk factor on page 83 regarding the exclusive forum provision in the warrant agreement to also discuss the exclusive forum provision in the right agreement. Also, please reconcile the disclosure in the risk factor that such provision will not apply to suits brought to enforce any liability or duty created by “the Securities Act and the Exchange Act,” with the warrant and rights agreements which only exclude Exchange Act claims.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor on pages 83-84 of the Registration Statement.

Certain Relationships and Related Transactions, page 149

6. Please disclose the cash consideration to be paid to ARC Group Limited for the financial advisory services to be provided in connection with this offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on page 150 of the Registration Statement.

Enforcement of Civil Liabilities, page 162

7. Please revise this section to address the enforcement risks related to civil liabilities due to your sponsor and your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on page 162 of the Registration Statement.

Exhibits

8. Please revise the fee table in Exhibit 107 to reflect the registration of the common stock underlying the warrants since the warrants are exercisable 30 days after completion of the initial business combination, which may be less than 12 months. Similarly register the common stock underlying the rights, since the rights will convert into common stock at the time of the initial business combination. In addition, please also revise the prospectus to remove statements indicating you are not registering the common stock underlying the warrants at this time.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the fee table in Exhibit 107 to add the ordinary shares underlying the warrants and the rights.

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If you have any additional questions regarding any of our responses or the Registration Statement, please do not hesitate to contact me on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Yongjin Chen, Chief Executive Officer, AI TRANSPORTATION ACQUISITION CORP